AXESSTEL, INC.

6815 Flanders Drive

San Diego, California 92121

December 11, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Axesstel, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 17, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 6, 2012

File No. 1-32160

Mr. Spirgel:

This letter constitutes Axesstel, Inc.’s response to your correspondence dated December 3, 2012, with respect to the above referenced filings.

We have prepared this letter to facilitate your review. Set forth below is a copy of the comment from your letter, and the company’s response.

Form 10-Q for the Fiscal Period Ended September 30, 2012

Liquidity and Capital Resources, page 20

1.	Please revise your disclosure in an amended filing to address more specifically your short-term and long-term liquidity. That is, discuss whether you believe you have sufficient financial resources to fund your operations for at least the next six month- and twelve month-period.

In response to the staff’s comment, we plan to file an amendment to our Form 10-Q for the fiscal period ended September 30, 2012 which will include the following disclosure at the end of the discussion on Liquidity and Capital Resources:

Based on our current operating projections, we expect to generate positive cash from operations over the next twelve month period, and believe that our existing capital resources will be sufficient to fund our working capital needs during that time. However, if we experience a substantial decline in product sales or our bank lenders or contract

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

December 11, 2012

manufacturers refuse to extent us credit under their current terms, we may not generate sufficient cash to cover our operating expenses. If needed, we intend to secure additional working capital through the sale of debt or equity securities. No arrangements or commitments for any such financings are in place at this time, and we cannot give any assurances about the availability or terms of any future financing.

* * * *

With respect to our filings, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (858) 875-7283 or Jamie Mercer of Sheppard Mullin Richter & Hampton LLP, outside counsel at (858) 720-7469 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Patrick Gray
Chief Financial Officer